                                     October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                         JennisonDryden Portfolios / Jennison Value Fund
(File No. 811-04864 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section, under the discussion entitled “Investments, Risks and Performance,” it is stated that “Most of our investments are in large capitalization companies.”  Please define what constitutes a “large capitalization company.”

Response:  The Fund defines a “large capitalization company” as those companies with market capitalizations, measured at the time of purchase, of $1 billion or more.  This disclosure already appears in a subsequent section of the Prospectus, and we will include this same disclosure in the “Investments, Risks and Performance” discussion of the Summary Section.

Comment:  In the Summary Section, under the discussion entitled “Investments, Risks and Performance,” it is stated that “[w]e do not expect to change our basic investment approach during bull or bear markets….”  Please explain whether this statement constitutes a temporary defensive policy, and if so, whether such a temporary defensive policy is consistent with the Fund’s ability to temporarily hold cash or money market instruments.

Response:  The statement was not meant to constitute a temporary defensive policy or to alter the Fund’s existing disclosure which provides that the Fund may, under unusual conditions, invest up to 100% of the Fund’s assets in money market instruments and/or hold cash.

Comment:  In the section entitled “How the Fund Invests,” under the discussion entitled “Investment Objectives and Policies,” the inset box appearing immediately underneath the first paragraph includes a statement that:  “We first determine the attractiveness of the underlying business of a company and then we determine whether the fundamentals of that company would entice us to own the whole company at that price.”  Please explain whether and under what circumstances the amount of shares purchased would be impacted by the attractiveness of the business and its fundamentals.

Response:  We have revised the statement to clarify that the subadviser evaluates the price of the company’s stock in relation to its understanding of the fundamentals of the company and the attractiveness of its business.

Comment:  In the same inset box, the disclosure states that the subadviser looks for companies which have one of several characteristics, including “strong franchises…”  Please explain whether the reference to “franchises” is meant to convey companies with a strong brand or image, or whether it is meant to refer to businesses which operate in a franchise structure.

Response:  The reference to “franchises” was meant to signify companies with have a sufficiently strong image, brand, or market position to be considered as a “franchise.”

Comment:  In the same inset box, the disclosure states that one of the characteristics that the subadviser looks for in a company are “special situations.”  If one of the “special situations” could include bankruptcy, please explain.

Response:  “Special situations,” as used in this context, was not meant to include or refer to bankruptcy.  Consequently, the disclosure has not been revised.

Comment:  In the section entitled “How the Fund Invests,” under the discussion entitled “Investment Objectives and Policies,” it is stated that among the factors utilized by the portfolio managers to determine whether a company is being valued at a discount to its true worth is “private market value.”  Please explain what this means.

Response:  “Private market value” seeks to measure the price that an investor (e.g., private equity, another company, etc. would be willing to pay to acquire the company.  The disclosure has been revised to include an appropriate explanation of the term.

Comment:  In the section entitled “How the Fund Invests,” under the discussion entitled “Other Investments and Strategies,” it is stated that the Fund may use various derivative strategies to try to improve the Fund’s returns.  Please explain whether or not the Fund’s investments in derivatives can be utilized to satisfy the Fund’s 80% investment policy.

Response:  Because the Fund’s name does not utilize any of the words which would trigger the 80% investment policy requirements of Rule 30d-1 (the so-called fund “names” rule), the Fund does not have an 80% investment policy.  As disclosed in the Prospectus, the Fund normally invests at least 65% of its total assets in equities and equity-related securities of companies that the subadviser believes will provide returns above those of the Russell 1000 Value Index and the S&P 500 Index.

Comment:  In the section entitled “How the Fund Invests,” under the discussion entitled “Other Investments and Strategies,” it is stated that among the types of derivatives in which the Fund may invest are “inverse floating rate securities.”  Please explain what these are.

Response:  The disclosure has been revised accordingly.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)